March 16, 2010	Richard J. McCarthy
(617) 951-7700
richard.mccarthy@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LLC (the “Company”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Company to November 6, 2010; (ii) a copy of the unanimous resolutions of the Company’s managing members approving such policies and the portion of the premium to be paid by the Company; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through November 6, 2010. The current joint crime policy is in the amount of $5.0 million, which exceeds the amount that would be required if the Company were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (617) 951-7700.

Please acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

/s/ Richard J. McCarthy
Richard J. McCarthy

Enclosures

cc:	R. Bradford Malt
Ann L. Milner
Erik G. Johnston

CERTIFICATE OF LIABILITY INSURANCE	OP ID 75 ROPES-2	DATE (MM/DD/YYYY) 11/10/09
PRODUCER TD Insurance, Inc. (WS) PO BOX 3600 West Springfield MA 01090-3600 Phone: 413-781-5940 Fax: 413-733-7722

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

	INSURERS AFFORDING COVERAGE	NAIC #
INSURED Ropes & Gray LLP One International Place Boston MA 02110	INSURER A: Federal Insurance Company	20281
	INSURER B:
	INSURER C:
	INSURER D:
	INSURER E:

COVERAGES

THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES AGGREGATE LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	ADD’L INSRD	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YYYY)	POLICY EXPIRATION DATE (MM/DD/YYYY)	LIMITS
GENERAL LIABILITY	EACH OCCURRENCE	$
DAMAGE TO RENTED	$
COMMERCIAL GENERAL LIABILITY	PREMISES (Ea occurrence)
CLAIMS MADE	OCCUR	MED EXP (Any one person)	$
PERSONAL & ADV INJURY	$
GENERAL AGGREGATE	$
GEN’L AGGREGATE LIMIT APPLIES PER:	PRODUCTS-COMP/OP AGG	$
POLICY	PROJECT	LOC
AUTOMOBILE LIABILITY	COMBINED SINGLE LIMIT	$
ANY AUTO	(Ea accident)
ALL OWNED AUTOS	BODILY INJURY	$
SCHEDULED AUTOS	(Per person)
HIRED AUTOS	BODILY INJURY	$
NON-OWNED AUTOS	(Per accident)
PROPERTY DAMAGE	$
(Per accident)
GARAGE LIABILITY	AUTO ONLY – EA ACCIDENT	$
ANY AUTO	OTHER THAN	EA ACC	$
AUTO ONLY:	AGG	$
EXCESS/UMBRELLA LIABILITY	EACH OCCURRENCE	$
OCCUR	CLAIMS MADE	AGGREGATE	$
$
DEDUCTIBLE	$
RETENTION	$	$
WORKERS COMPENSATION AND EMPLOYERS’ LIABILITY	WC STATU- TORY LIMITS	OTHER
ANY PROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED? (Mandatory in NH)	Y / N
E.L. EACH ACCIDENT	$
If yes, describe under	E.L. DISEASE – EA EMPLOYEE	$
SPECIAL PROVISIONS below	E.L. DISEASE – POLICY LIMIT	$
OTHER
A	Crime	80588127	11/06/09	11/06/10	Crime	$ 5,000,000

DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES / EXCLUSIONS ADDED BY ENDORSEMENT / SPECIAL PROVISIONS

RGIP, LLC is a Named Insured with respect to the Primary Crime Policy.

10 Days notice of cancellation for non payment of premium.

CERTIFICATE HOLDER	CANCELLATION
MANAG-1 Managing Members of RGIP, LLC c/o Ropes & Gray, LLP One International Place Boston MA 02110-2624	SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING INSURER WILL ENDEAVOR TO MAIL 60 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO DO SO SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE INSURER, ITS AGENTS OR REPRESENTATIVES.
AUTHORIZED REPRESENTATIVE
TD Insurance, Inc.
ACORD 25 (2009/01)	© 1988-2009 ACORD CORPORATION. All rights reserved.

The ACORD name and logo are registered marks of ACORD

IMPORTANT

If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must be endorsed. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

DISCLAIMER

This Certificate of Insurance does not constitute a contract between the issuing insurer(s), authorized representative or producer, and the certificate holder, nor does it affirmatively or negatively amend, extend or alter the coverage afforded by the policies listed thereon.

ACORD 25 (2009/01)

SUMMARY OF INSURANCE

PREPARED FOR:

ROPES & GRAY, LLP

PRESENTED BY:

TD Insurance, Inc.

Account Executive:	Jacob E. Stone

Account Manager:	Rosa Dell’Aera-Smith

Account Manager:	Deborah Neudek

Client Service Agent:	Danielle C. Jackman

Address:	P.O. Box 3600, West Springfield, MA 01090-3600

Phone:	800-688-7256

Fax:	413-733-7722

Date:	December 7, 2009

This is a convenient coverage summary, not a legal contract. Please refer to the actual policies quoted for specific terms, conditions, limitations, and exclusions that will govern in the event of a loss. In evaluating your exposures to loss, we have depended upon information provided by you. If there are other areas that need to be evaluated prior to binding coverage, please bring these areas to our attention. Should any of your exposures change after coverage is bound, such as new operations, hiring employees in additional states, buying more property, etc., please let us know so proper coverage(s) can be discussed. Higher liability limits may be available. Let us know if you would like a quote for higher limits.

Your policies may contain exclusions for terrorism and/or mold.

U.S. PROPERTY LOCATIONS

1)	One International Place, Boston, MA

2)	One Embarcadero Center, San Francisco, CA

3)	525 University Ave., Palo Alto, CA (Subleased—Property Excluded)

4)	1211 Avenue of the Americas, New York, NY

5)	700 12th Street, One Metro Center, Washington, DC

6)	111 S. Wacker Drive, Chicago, IL 60603

7)	1900 University Way, 6th Floor, Ste 600, East Palo Alto, CA

8)	800 Boylston Street, 6th Floor, Boston, MA

9)	885 3rd Avenue, New York, NY (Subleased—Property Excluded)

FOREIGN PROPERTY LOCATIONS

1)	Yusen 2nd Floor, Marunouchi 2-3-2, Chiyoda-ku, Tokyo, Japan

2)	London Conference Center – 107 Fenchurch Street, London EC3M, 5JF

3)	Suites 1601 – 1609-1610, 8 Connaught Place, Central Hong Kong

JAPAN APARTMENTS 1

1.	House J, L’Harmonie, 3 Stanley Mound Road, Stanley Hong Kong

2.	Homat August, Apt #402, 5-49, Mnami-Azabu, 3-chome, Minato-ku, Tokyo, Japan

3.	Homat Monarch, Apt #302, 20-13 Hiroo, 2-chome, Shibuya-ku, Tokyo, Japan

4.	Aoyama Dai-ichi Mansions, Rm 902, No. 4-10, Akasaka 8-chome, Minato-ku Tokyo

5.	Akasaka Apartment Rm 709, No. 10-30, Akasaka 8-Chome, Minato-ku, Tokyo

6.	Bloom Omotesando 202, 5-39-7 Jingumae, Minato-ku, 13 150-0001

7.	Marvelous Garden Court #703, 6-4-3 Shirokane, Minato-ku, Tokyo 102-0072

8.	Hill Court Yoyogi, 5-32-4 Yoyogi, Shibuya-ku, Tokyo

[1]	Covered for liability only, no property coverage.

COMMERCIAL PROPERTY

INSURING COMPANY:	Vigilant Insurance Co./Chubb

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$ 179,411[2]

COVERAGE		LIMIT
Blanket Property, including EDP[3], I&B (Premises 1, 2 & 4-8) Deductible $5,000		$106,059,000
Blanket Business Income w. Extra Expense (Premises 1, 2 & 4-7) 24 Hour Waiting Period		$47,906,000
Building Ordinance (Premises 1, 2 & 4-8)		Included

Blanket Fine Arts (Premises 1, 2, 4-7) Deductible $2,500		$4,414,070
Blanket Valuable Papers (Premises 1, 2 & 4-8) Deductible $2,500		$8,000,000
Earthquake (Premises 1, 4-6 & 8)	Annual Aggregate	$15,000,000
Deductible $50,000, BI 48 hour waiting period	Per Occurrence	$15,000,000
Flood [4] (Premises 1, 2, 4-6 & 8)	Annual Aggregate	$15,000,000
Deductible $50,000, BI 48 hour waiting period	Per Occurrence	$15,000,000

PROPERTY-BLANKET LIMIT OF INSURANCE		$500,000
(Automatic blanket limit applies to the following)

•	Accounts Receivable

•	Electronic Data Processing Property

•	Fine Arts

•	Leasehold Interest - Bonus Payment, Prepaid Rent, Sublease Profit, Tenants’ Lease Interest

•	Leasehold Interest - Electronic Date Processing Equipment

•	Non-owned Detached Trailers

•	Outdoor Trees, Shrubs, Plants or Lawns

•	Pair and Set

•	Personal Property of Employees

•	Public Safety Service Charges

•	Valuable Papers

COVERAGE NOTES

•	Earthquake is excluded from California locations as requested by Ropes & Gray, LLP, for 07-08 Period

•	Equipment Breakdown is included at property limits

•	Valuation: Replacement cost.

•	Coinsurance does not apply.

[2]	Includes $372 taxes/surcharges.
[3]	EDP excluded at location 8 as it is currently being used as a design test site for office space at the Prudential.
[4]	Flood excluded at location 7 – Flood Zone A.

COMMERCIAL LIABILITY

INSURING COMPANY:	Vigilant Insurance Company/Chubb

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$ 53,656

COVERAGE		LIMITS
General Liability—Occurrence Form
General Aggregate (applies per location)		$2,000,000
Products/Completed Operations		$1,000,000
Bodily Injury & Property Damage Liability—Non Professional		$1,000,000
Personal and Advertising Injury Liability		$1,000,000
Medical Payments	Each Person	$10,000
Fire Legal Liability	Any One Fire	$1,000,000

Employee Benefits Liability—Claims-made Form
Retroactive Date: 11/6/2007	Per Claim	$1,000,000
Deductible: $1,000	Aggregate	$1,000,000

COVERAGE COMMENTS:

•	General Liability/coverage for Third Party Discrimination (Harassment, segregation, discrimination other than employee related)

•	Auditable upon policy expiration

•	Defense outside limits

•	Exposure Basis:

•	Current 09-10: 847 Lawyers

•	Expiring 08-09: 1,035 Lawyers

AUTO LIABILITY

INSURING COMPANY:	Federal Insurance Co./Chubb

POLICY PERIOD:	11/6/09 to 11/6/10

PREMIUM:	$2,029

COVERAGE	LIMITS

Hired and Non-owned Auto Liability	$1,000,000

Hired Physical Damage Comprehensive & Collision Deductibles each $1,000	Actual Cash Value (ACV)

WORKERS COMPENSATION

INSURING COMPANY:	Great Northern Insurance Co./Chubb

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$ 221,119

COVERAGE		LIMITS
Voluntary Workers’ Compensation		Statutory

Employer’s Liability	Per Accident	$500,000
	Policy Limit	$500,000
	Each Employee	$500,000

EXPERIENCE MODIFICATION

	08-09	09-10
CA	0.75	0.77
All Other States	0.87	0.87
PA Merit Credit	N/A	0.95

PAYROLLS & RATES – Excludes New York

State	08-09		09-10
	Payroll	Rate	Payroll	Rate
CT	$301,047	0.36	$301,047	0.33
IA	$291,102	0.26	$291,102	0.27
PA	$12,515	0.29	$12,515	0.29
RI	$66,768	0.27	$66,768	0.27
VA	$3,947,348	0.12	$2,763,144	0.14
CA	$13,442,906	0.79	$13,980,622	0.79
DC	$10,166,032	0.13	$9,759,391	0.13
ID	$2,467	0.37	$0	0.35
MA	$117,251,376	0.10	$107,871,266	0.10
CO	$53,749	0.46	$53,749	0.36
IL	$191,623	0.40	$160,964	0.38
NJ	$0	0.33	$0	0.33
WI	$56,836	0.19	$56,836	0.17
WA	$108,274	Flat	$108,274	Flat
TN	$48,000	0.48	$0	0.54
Total Payroll	$145,940,043		$135,425,678

DIVIDEND PLAN

•	Incurred losses used in the actual dividend calculation (based on audited premiums) will be valued as of 12 months and 24 months after expiration or cancellation.

•	The insured will receive 50% of the estimated dividend due at the first adjustment. Upon the second (final adjustment), this amount will be subtracted from the total dividend amount.

•	Dividends cannot be guaranteed and are declared at the sole discretion of the Board of Directors of the Vigilant Insurance Company.

WORKERS COMPENSATION – NY STATE FUND

INSURING COMPANY:	New York State Insurance Fund

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$ 156,726

COVERAGE

Workers Compensation

		LIMITS
Employers Liability	Per Accident	500,000
	Policy Limit	500,000
	Each Employee	500,000

COVERAGE COMMENTS:

•	Location: 1211 Avenue of the Americas

•	Employee Count: 535 (Expiring employee count: 628)

•	Premium is based on payroll of $85,152,200 [5] (Expiring 08-09 payroll $67,734,713)

•	08-09 Rate of 0.17 (Expiring rate 0.17)

•	Experience Mod: 0.87 (subject to final mod)

[5]

NYSIF automatically increases payroll figures at renewal. If the expiring audit indicates a reduction in payroll, then a request must be made in writing to the NYSIF to decrease the payroll on the 09-10 policy term based on the expiring audited payrolls.

FOREIGN HOME BASED POLICIES

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$ 8,080

LOCATION: Yusen Building, 2nd Floor, Marunouchi 2-3-2, Chiyoda-ku, Tokyo, Japan

PROPERTY COVERAGES	LIMITS
Contents, Electronic Equipment, Improvements & Betterments	$3,000,000
Deductible $5,000
Equipment Breakdown included
Excludes Earthquake, Flood, Wind, Theft.
Business Interruption (Indemnity 12 Months)	$1,000,000

GENERAL LIABILITY COVERAGE	LIMITS
Premises Operations	$1,000,000

EMPLOYERS LIABILITY	LIMITS
Per accident	$1,000,000
Policy limit	$1,000,000
Per Employee	$1,000,000

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$ 2,500

LOCATIONS:

•	Suite 1601, 1609-1610, 8 Connaught Place, Central Hong Kong

EMPLOYERS LIABILITY	LIMITS
Per accident	$1,000,000
Policy limit	$1,000,000
Per Employee	$1,000,000

COVERAGE COMMENTS:

•	Foreign ‘Worldnet’ package policy with Chubb is excess to home based coverage in Japan and Hong Kong

•	See section VI for contact information of the local broker in Japan. Hong Kong is handled directly by TD Insurance, Inc.

•	These policies are a requirement of the foreign government in Japan and Hong Kong.

FOREIGN ‘WORLDNET’ PACKAGE

INSURING COMPANY:	Great Northern Insurance Co./Chubb

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$22,035

PROPERTY [6] COVERAGES ($5,000 Deductible)		LIMITS
Location 1	Property	$3,000,000
	Fine Arts	$61,400
Location 2	Fine Arts (included in bucket limit)	$2,677
Location 3	Property	$3,050,000
	Fine Arts	$50,000
Blanket Business Interruption		$100,000

GENERAL LIABILITY COVERAGE		LIMITS
General Aggregate		$2,000,000
Products/Completed Operations Aggregate Limit		$1,000,000
Advertising Injury and Personal Injury Aggregate Limit		$1,000,000
Each Occurrence Limit		$1,000,000
Damage to Premises Rented To You Limit		$1,000,000
Medical Expenses Limit		$10,000
Neighbors and Tenants Liability		$2,500,000

AUTO LIABILITY COVERAGE		LIMITS
For Owned, Hired & Non-owned Autos		$1,000,000
Bodily Injury & Property Damage

WORKERS COMPENSATION		LIMITS
U.S. Nationals		State of Hire Benefits
Other International Employees		Country of Origin Benefits

EMPLOYERS LIABILITY		LIMITS
Per accident / Policy Limit / Per Employee		$1Mil / $1Mil / $lMil
Repatriation	Each Employee / Aggregate	$250,000 / $500,000

INTERNATIONAL TERRITORY

Responds to suits brought outside the United States & Canada for bodily injury & property damage occurrence & advertising injury & personal injury offenses that take place outside the US & Canada.

COVERAGE COMMENTS:

•	Coverage includes liability for individual employee apartments leased through Ropes & Gray.

•	Property Valuation: Replacement cost with no coinsurance penalty.

•	Exclusion: Property—Japan—Earthquake

•	Exposure: Number of Trips—170; Payroll: Japan—$540K and Hong Kong $684K

[6]	“Property” includes electronic data processing equipment and improvements and betterments.

UMBRELLA

INSURING COMPANY:	Federal Insurance Co./Chubb

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$ 53,484 [7]

COVERAGES	LIMITS
Each Occurrence	$40,000,000
Aggregate (applies per location)	$40,000,000

COVERAGE COMMENTS:

•	Follow Form to Fire Legal Liability

•	Follow form to Third Party Discrimination

•	See policy for exclusions

UNDERLYING COVERAGES:

•	General Liability

•	Employee Benefits Liability

•	Auto Liability

•	Employer’s Liability—NY and All other states

•	Foreign Worldnet General, Auto and Employer’s Liability

[7]	Includes $530 annual premium for terrorism coverage.

KIDNAP, RANSOM & EXTORTION / WORKPLACE VIOLENCE

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/09 to 1 11/06/10

PREMIUM:	$ 18,890

KIDNAP, RANSOM & EXTORTION	LIMITS	DEDUCTIBLE
Special Coverage	$5,000,000	$0
Custody	$5,000,000
Expense	$5,000,000
Accidental Loss—Loss of life	$5,000,000
Mutilation	25%
All Other Accidental Loss	100%

WORKPLACE VIOLENCE EXPENSE	LIMITS	DEDUCTIBLE
Each Insured Event*	$2,000,000	$25,000

*	Includes consultation costs, expenses, business interruption, death benefit per decendent and rehabilitation expenses

LAYER 1—PRIMARY CRIME

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$ 40,000 [8]

COVERAGE	LIMIT	DEDUCTIBLE
Employee Theft	$5,000,000	$35,000
Depositors Forgery & Alteration	$5,000,000	$35,000
Theft, Disappearance & Destruction	$5,000,000	$35,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$5,000,000	$35,000

LAYER 2—EXCESS OVER PRIMARY

INSURING COMPANY:	Travelers Casualty & Surety Company

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$30,000

COVERAGE	LIMIT
Employee Theft	$10,000,000 excess of $5,000,000
Depositors Forgery & Alteration	$10,000,000 excess of $5,000,000
Theft, Disappearance & Destruction	$10,000,000 excess of $5,000,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$10,000,000 excess of $5,000,000

LAYER 3—EXCESS CRIME OVER EXCESS AND PRIMARY

INSURING COMPANY:	Hartford -Twin City Fire Ins. Co.

POLICY PERIOD:	11/06/09 to 11/06/10

PREMIUM:	$17,600

COVERAGE	LIMIT
Employee Theft	$10,000,000 excess of $15,000,000
Depositors Forgery & Alteration	$10,000,000 excess of $15,000,000
Theft, Disappearance & Destruction	$10,000,000 excess of $15,000,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$10,000,000 excess of $15,000,000

[8]	Chubb’s Crime is worldwide coverage. ERISA included.

REGISTERED MAIL

INSURING COMPANY:	Chubb

POLICY PERIOD:	4/4/09 to 4/4/10 (Continuous)

PREMIUM:	$1,000

COVERAGE	LIMITS
Aggregate	$5,000,000

COVERAGE COMMENTS:

•	Liability for shipments of property shall not exceed the limit shown above to any one addressee on any one day

•

If the declared value of shipments of all property from any one sender to any one addressee on any one day exceeds the aggregate limit shown above, the excess over that amount will be covered hereunder only upon confirmation of acceptance from Chubb Group of Insurance Companies.

RGIP, LLC

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP, LLC, a Delaware limited liability company (the “Company”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Company as a named insured under the crime insurance policy issued by the Federal Insurance Company to Ropes & Gray LLP and the other insureds named thereunder for the one year period commencing on November 6, 2009 in the amounts listed on Annex A for an annual premium of $40, 000 (the “Policy”), the Company’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Company in the Policy is in the best interests of the Company.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Company is fair and reasonable to the Company.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Company are approved.

VOTED:	That Richard J. McCarthy, in his capacity as a vice president of the Company, is designated as the officer of the Company who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ R. Bradford Malt
R. Bradford Malt

/s/ Ann L. Milner
Ann L. Milner

/s/ Alfred O. Rose
Alfred O. Rose

Dated: As of March     , 2010

Annex A

Partner or Employee Theft Coverage	$5,000,000
Premises Coverage	$5,000,000
Transit Coverage	$5,000,000
Depositors Forgery Coverage	$5,000,000
Computer Theft of Merchandise Coverage	$5,000,000
Investigative Costs Coverage	$100,000
Credit Card Forgery	$100,000
Money Orders and Counterfeit Currency Charges	$1,000,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of November 6, 2009 by and among RGIP, LLC, a Delaware limited liability company (the “Company”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Company the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Federal Insurance Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LLC

By:	/s/ Ann L. Milner
Managing Member – Ann L. Milner

ROPES & GRAY LLP

By:	/s/ Ann L. Milner
Partner – Ann L. Milner

ROPES & GRAY, LTD

By:	/s/ Matthew M. Burke
Title: Director – Matthew M. Burke

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by             , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of             ,             , as from time to time in effect, among RGIP, LLC and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:                 ,